FTN Midwest Research Software Conference
                                                 November 5, 2003, New York City
                               Speaker: Afshin Cangarlu, EVP & COO, Quovadx Inc.

                                                          Filed by Quovadx, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                      Subject Company: Rogue Wave Software, Inc.
                                                   Commission File No. 000-28900


Quovadx intends to commence an exchange offer and to file with the Securities and Exchange Commission (SEC) a Schedule TO and Registration Statement on Form S-4 relating to the exchange offer. Rogue Wave intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC relating to the exchange offer. Quovadx expects to mail a Prospectus/Offer to Exchange and related offer materials to stockholders of Rogue Wave, and Rogue Wave expects to mail a Schedule 14D-9 to its stockholders. Investors and security holders are urged to read these documents carefully when they are available because they will contain important information about the transaction. Documents filed by Quovadx with the SEC may be obtained without charge at the SEC website at www.sec.gov and at Quovadx's website at www.quovadx.com Documents filed by Rogue Wave with the SEC may be obtained without charge at the SEC website and at Rogue Wave's website at www.roguewave.com.


FTN Midwest Research Software Conference

November 5, 2003

The Four Seasons Hotel, New York, New York

Afshin Cangarlu

Executive Vice President &

Chief Operating Officer, Quovadx Inc.

Moderator: To try to keep on schedule here, we've got Quovadx presenting next. I'm going to turn it over to Afshin Cangarlu who is the Executive Vice President and Chief Operating Officer.

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Mr. Cangarlu: Good afternoon. We have made some modifications to the slides, so what you have in your handouts may be a little different than what we are representing here. Also, as you probably know, yesterday we announced the Rogue Wave acquisition. There's a lot of information you need to be aware of regarding the acquisition and documents that will be filed with the SEC. I recommend you go to slide 2 that you have there and review the details concerning the acquisition. Also, we're making through this presentation, and various other meetings that we've had so far, forward-looking statements which again, I suggest and recommend for you to review the details about risks associated with those statement as they are shown on slide 3.

So, let me tell you a little bit about Quovadx, who we are, and how we started. The company today has, as of actually September of this year, $35 million in cash. We have over 500 employees, in 10 offices in the U.S.; we also have a UK operation that manages our partners and distribution channels. As a company, we are actually a pretty young company. The company was started back in 1998 as XCare.net. We were primarily in a services business. We were developing Web applications at that point; we were utilizing XML technology, and we adopted that technology early on in our development of applications. And, we've developed an architecture, to allow integration to legacy applications and also building composite applications. In 1999, and 2000, it was really the year for us to start growing. We had our first round of financing in 1999 and we acquired about $17 million. In early 2000 we went public. We raised another $100 million, and we were still a pretty small company at that point.

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Our first product was a commercial product called Xtiera. Xtiera was an application for health care, to allow management of a lot of health-care transactions. It was more of a switch engine, again built on an XML architecture. And through this application, we got our first large contract with MedUnite which was a consortium of seven large payor companies, such as Aetna, Cigna, Health Net and so on. Those companies wanted to build a portal to allow their providers an access to health-care information.

Now through the development of the MedUnite application, we realized this particular application required us to access up to 2700 multiple applications. Disparate systems. And even though we had a great transaction based switch engine, to actually go in and access these legacy applications, we needed to have additional technology. So either we build our own technology, or we go and acquire. So, in 2001, we started looking at various pieces and components of technology to really fit the model that we were after. The first acquisition was Healthcare.com. Healthcare.com had an integration product; they were the leader in health-care, and they had 50% of the largest hospitals using their integration technology. And again, the underlying technology within the product, Cloverleaf, was XML for integration, so that had a good fit into our overall architecture.

The next acquisition was Confer Software from the Silicon Valley. Confer developers came from Xerox PARC. They had built a business process automation, rules based engine, and it was the other component that we wanted to add to our platform. And, towards the end of 2001, we acquired Pixel Group, a UK-based company. They started out just providing emulation software for UNIX applications and later on they developed a screen scraping technology for integration. So, that also gave us the component we needed beyond point-to-point integration.

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So, now we have four companies in 2002; our focus was to integrate all these technologies under one umbrella, and also consolidate the overall operations of the four companies. We successfully launched our first platform, called QDX Platform V last year in October, and we started working on rebuilding the sales force. Through the acquisition of Healthcare.com, we had about 20 direct sales reps, but we soon realized that the fit and experience we were hoping to get from this wasn't there. We hired a senior executive from Oracle, David Nesvisky who was the head of the health-care sales for Oracle, and he was with Oracle for close to 14 years. So David came on board, and he started helping us to rebuild our sales force, and we revamped. As of today, we have 45 direct sales reps, which now, we're seen the results. You know, last quarter we had our highest sales and revenue generated from software sales. So, I think we're seeing results from a reorganization and sales effort that has taken place.

This year, we are really looking at expansion and growth, and as you see based on the last two or three quarters, we are putting a lot of focus on our technology, and the sales of our software, and the model that we want to become profitable with. Last quarter we acquired CareScience. They provide business automation for hospital operations. Their application really is a good fit, given that we have been in health-care for several years, and what they want to do with their technology. What we want to extend into their current customer base is to provide real-time interfaces. Our goal is to embed their application into our platform.

So as you can see, our business model is really around how we can leverage existing investments that businesses have made, from their current legacy applications. We've learned throughout the history of our company, that it is not as easy as everyone may think, to go out and replace applications, even if there is enough budget to rebuild applications. But given how old some of these applications are, and how much business rules are embedded into these applications, to just come up with requirements, it's an effort that cannot be undertaken.

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So, our technology really extends itself into leveraging existing applications, legacy systems, integrating them together and building composite applications, using our platform. And, our tools and technology really covers the stack from application development, to our integration and management services, and also business process management. Using that particular technology, which is more of a horizontal base, we have extended ourselves into a vertical market, to develop applications, business applications using that technology. Today, most of those adaptive applications are within health-care, but we have plans to extend that beyond health-care into financial services and telecom. Rogue Wave, given their current customer base, will definitely help us get into those areas a lot faster.

Now, these clients are current Quovadx customers. We haven't updated this chart to include Rogue Wave, but we have over 3600 customers, of which 1800 are within health-care and the rest come from financial services and media and entertainment and various other partners. And we have some of the names of customers today that we have been working with for the past several years.

So, where are we positioned? As far as the market opportunity, and looking at what Gartner and IDC are reporting, from the application development platform, the spending in 2000 was $4 billion, and we see that market still growing. And just within the global health-care and IT spending, in 2002 the expenditure was $69 billion, and they foresee that increasing to over $100 billion in 2006. And IDC's report ranked Quovadx as the leader, and the fastest-growing company in platform application deployment platforms, so we've pretty proud of that.

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The overall architecture and the technology that we have for QDX Platform V is
XML based, as I mentioned, and in all of our acquisitions we made so far, we made sure that overall architecture within the XML is followed through. Given that, with Web services and how we are expanding our platform with Web services, we have a tremendous advantage. Most of the companies that are entering the Web services arena, because they are Java-based, have to go through a translation process to convert this back to XML. Ours is pure XML, and that reduces the complexity and risk from the translation involved. We are part of the WS-I group and committee; in fact we have a leadership role in that committee. There was a demonstration project, that of the 160 companies that are participating in this, they had to build a supply chain application. We completed this in a matter of just weeks, with only two developers, where other companies working on this, only about 7 have completed that particular task, one being IBM, I think BEA is also participating in this. Looking at the number of resources they are putting on the same application, and the complexity of the final code compared to us, we've seen great results. So, we're happy about the move we're making with Web services, and how successful we've been with this particular architecture.

Within the health-care organizations, it's critical to reuse patient and clinical data across the board of a given organization, and Web services really provides that ability.

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So, let me tell you a little bit about the announcement we made yesterday regarding Rogue Wave and where we are with that. Quovadx trailing twelve months revenue has been about $72.3 million. For Rogue Wave it's been $32.9 million. The revenue shown for Quovadx does not include our recent acquisition of CareScience, so that will also be a little bit higher. The total transaction was $71 million, which includes about $33 million cash that we acquired from Rogue Wave. The cash component of the deal is about $42 million. The value is $6.85 per share of Rogue Wave. We will pay $4.09 cash per share, that's the $42 million, and 0.5292 share of Quovadx for each share of Rogue Wave, which brings us about 5.5 million new Quovadx shares that are being issued.

More about this particular transaction -- the value, net of cash, is about 1.2 times the trailing twelve months revenue of Rogue Wave. This is a very high margin business, being in software, and a lot less in services -- almost nonexistent --, so they have a gross margin of 90%. So, they're extremely profitable, and their model is a cash-earning model. It's great. Now, we are expected this transaction will add to our results for 2004 of between 5 and 10 cents for our bottom line earnings. There's additional details about the transaction on our slides. I'll be happy to review that with you during the breakout sessions. This should also be in your handouts.

So, what does Rogue Wave offer? They have two sets of very mature products. The first one is Source Pro and Source Pro DB. It's really a tool technology that allows development of applications in C++. The next product is Stingray, which is really GUI controls for Windows applications. These 2 products provide most of the revenue they have today. They have 18,000 customers with over 300,000 licenses sold to date.

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The new products and emerging technology that Rogue Wave is working on are shown on this slide. The first one is LEIF and this is pretty interesting. Prior to the acquisition, we actually were working with Rogue Wave and they were evaluating our platform to assist them in development of their emerging technologies. What they had planned, and which is part of their current plan going forward, is to take existing investment that their customers made in C++ development or application and be able to integrate those seamlessly into the ..NET or J2EE applications. And utilize the Web services and service-oriented architecture, which we offer in our QDX platform. They were evaluating about 12 other companies that provide this technology and that's how we actually started really talking to them. We realized that we had a great fit on both ends from the technology.

WaveRunner is the other product that they're working on. This is for assembly and orchestration. Again, this is part of our QDX platform. This will reduce their R&D development once they utilize our platform and our technology to build this product.

Here are some synergies we've identified. We see revenue opportunities. Obviously, once we take their technology, embed it into the platform, there's a significant cost-sell opportunity to take to the existing customer base that they have. And also, it gives Quovadx an opportunity to take the platform to help us enter into these other vertical markets, including financial services and telecom. Within the cost reduction opportunities, as I mentioned, R&D, we can reduce the expenditures in building these applications from scratch and utilize the platform and take that focus more into building additional vertical applications beyond what we have today for health-care. And as part of the acquisition, obviously, we are going to absorb a lot of their G&A functions and expenditures and eliminate completely the public company cost that Rogue Wave was carrying.

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So what do they bring? They're an established technology company. They are recognized worldwide for their application development products. They are the leader of C++ development products for more than 10 years now. They're very mature. Their cash generating products include SourcePro and Stingray. And they're in the process of building these 2 new emerging products and we hope to help them in getting those 2 products developed faster and marketed quicker using the QDX platform. They have a strong presence again in financial services and telecom, and they have a great relationship with independent software vendors or ISVs. Again, 18,000 customers and 300,000 licenses worldwide.

Quovadx strengths are shown here. Obviously we have a very established application, development and integration product, our QDX Platform V. We have a good set of adaptive application offerings in the health-care vertical. We have a leadership position in Web services today. And we have an established R&D group, which will really complement the future of Rogue Wave as they get into those other 2 emerging products. Now with our growing sales force and distribution network, we foresee the revenue to grow especially on the software component of our business.

As a result of this recent acquisition, and looking post merger, we plan to split the company into 2 separate operations, 2 separate businesses. One from the tools and technology side, the other from the enterprise application side. Today as I had mentioned, we had several adaptive applications built primarily for health-care and we plan to grow those applications in financial services as well as in telecom. So, these 2 businesses will operate separately and which is pretty common in software business today to span the 2 businesses from software to applications. And all of our applications will be developed using our platform and technology.

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So the combination will provide a high margin, profitable model, a leading edge in Web services, and a brand that we plan to maintain, the Rogue Wave brand, and embed that into our platform. And, with our existing distribution channels and with the strong distribution channels that Rogue Wave will bring to us, we can extend that domestically and internationally, and within the customer base, health-care, financial services, telecom and ISPs.

Okay, so let me quickly take you to this slide that provides a vendor comparison and where we are from the market that we're in, from both the technology products as well as the applications. Now who do we compete with? Today we have SeeBeyond, Tibco, Vitria, and webMethods that have similar technology to ours. And on the application side, being mainly in health-care today, we have companies like MEDecisions, Siebel, Oracle, Trizetto. So those are more of business applications.

Now this slide is from last year. It shows market share. There's really not a single winner here. But at the same time, last year we had only 1% of the market share. But comparing our last 2 quarters results, we already have surpassed Vitria, both on total revenue and software revenue for the past 2 quarters. Our second quarter software was more than what SeeBeyond reported. And this is prior to the Rogue Wave acquisition. So we foresee our market share to grow tremendously once these new results come out.

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Let me go over how the software license fee multiplier works. Again, we have 3 components to our revenue. We have the license component; we have the recurring revenue, which has mainly maintenance and transaction hosting services, and then professional services. On the adaptive application front, we charge a license fee, maybe $50,000 to $250,000, depending on the application. A product like INSURENET is more of a transaction-based application, so it generates recurring revenue. All the applications generate an average 18% maintenance fees each year
- or about 55 to 60% of the initial license fee over a three-year period.

And the professional services will vary from 50% to 500% of the initial license fee, depending on the size of application and what the type of application we're building. So, given this model, we foresee the software model revenue mix being 50% software, 30% recurring revenue, and 20% from professional services. Where today, year to date, we have about 41% coming from recurring, 23% from services, and 36% with software. Again this revenue mix model is our target for fourth quarter 2004.

Now the targeted margins going forward, for licenses, if we accomplish the 50% of the revenue, would be about 85% to 90% gross margin. Services, we expect to improve our margins and raise that to about 45% to 50% gross margin, which will have the 20% of the total revenue component. And recurring, similar to professional services, would be about 40% to 50% gross margin. So, in total, we target about 65% to 70% gross margin. If you take our operating expenses, our target sales and marketing as a percent of revenue is about 22%, our G&A 13%, and R&D 10%. With these ratios, we should have a net operating margin of between 20% and 25%. And this is our target model.

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Now I have a lot more details on our financials, our results for past quarters.
And I can share those with you during our break out session. Maybe we have time for 1 or 2 questions before we go to that -- Does anyone have any questions before the break out?

No?  Okay.  Thank you very much.